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                                                                     EXHIBIT 99


PRESS RELEASE


NWH, INC. ANNOUNCES RESULTS OF ANNUAL MEETING OF STOCKHOLDERS

Contact:
Carl Nicola
NWH, Inc.
212 582 1212


New York -- (BUSINESS WIRE) -- August 9, 2002 -- NWH, INC. (NASDAQ: NWIR -
NEWS) announced today that it held its 2002 Annual Meeting of Stockholders.

At the meeting, stockholders overwhelmingly voted to re-elect Michael A. McManus, Jr., and Vincent Tese as directors for three-year terms and for the retention of PricewaterhouseCoopers L.L.P for the next fiscal year. More than 96% of the outstanding shares were present and voted at the meeting.

NWIR was organized in 1993 as a holding and strategic resource company concentrating its resources on the acquisition, finance, development, and management of telecom, healthcare services, technology and media businesses. Its principal operating subsidiary, Electronic Network Systems, Inc. (ENS) (www.enshealth.com) provides Internet and e-commerce connectivity between thousands of health care providers such as physicians, hospitals, clinics and practice management software vendors and third party commercial payers.

ENS provides services to healthcare providers and payers that eliminate paper and labor-intensive process in the administration of healthcare delivery. ENS is currently processing transactions annually from more than 200,000 providers. ENS provides and supports Health-e-Network(R), a full cycle suite of products and services designed to increase productivity, automate, and streamline workflow between providers and health care payer organizations. ENS' leading-edge healthcare transactions platform provides practice management application providers with a single interface to conduct all HIPAA-defined transactions with insurance payers nationally. When physicians utilize ENS to interact electronically with payers, the practice becomes more efficient with the elimination of paper-intensive and labor-intensive processes.

Terrence S. Cassidy, President and Chief Executive Officer of NWIR, stated that ENS was operating on a profitable basis with attractive prospects for the future. He noted that NWIR's long-term strategy is fundamentally based on the enhancement of stockholder value. Mr. Cassidy stated, "In view of our strategy, we continue to consider actively all means of maximizing value, such as continued investment in ENS' future growth or its possible disposition, which we believe could be effected well in excess of its current book value, as well as possible acquisitions." Mr. Cassidy also noted that the recent market weakness affected NWIR's BellSouth stock only on a limited basis because NWIR was substantially hedged and that the company's net asset value remains strong.

This letter contains forward-looking statements concerning NWIR's and ENS' plans for operations. These forward-looking statements are based on current expectations and


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assumptions that involve risks and uncertainties that could cause outcomes and results to differ materially. NWIR and ENS disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.








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